UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92047K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Carlo Cannell
                               Cannell Capital LLC
                      P.O. Box 3459, 240 E. Deloney Avenue
                                Jackson, WY  83001
                                  (307) 733-2284
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.      92047K107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                      J. Carlo Cannell
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:              1,943,123*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         1,943,123*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,943,123*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):     5.8%*
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of ValueVision Media, Inc. (the "Company") as filed with the Securities and Exchange Commission on September 11, 2008, there were 33,582,834 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of September 8, 2008. As of September 24, 2008 (the "Reporting Date"), Anegada
Master Fund Limited ("Anegada"), Montserrat Partners, L.P. Series B ("Montserrat") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada and Montserrat, the "Funds") held in the aggregate 1,943,123 Shares. Cannell Capital LLC acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Texada Capital, LLC acts as the general partner of Montserrat. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC and Texada Capital, LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 1,943,123 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of ValueVision Media, Inc. (the "Company"), a Minnesota corporation. The address of the principal executive offices of the Company is 6740 Shady Oak Road, Eden Prairie, MN 55344.


Item 2.   Identity and Background.
          -----------------------

          The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital LLC ("Cannell") and Texada Capital, LLC ("Texada"). Cannell acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company
("Anegada"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga"). Texada acts as the general partner of Montserrat Partners, L.P. Series B, a Delaware limited partnership ("Montserrat," and collectively with Anegada and Tonga, the "Funds").

          Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the  purchase of Shares  described  in
Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of approximately $7,366,382 in the Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          The Shares  referred  to herein are held for  investment  purposes  on behalf of the Funds. Mr. Cannell intends to closely evaluate and monitor the performance of the Shares, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He intends to pursue and continue active discussions with the Company's existing management with respect to actions that might be taken by the Company to maximize shareholder value. Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors. Mr. Cannell reserves the right from time to time to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

          By letter dated September 24, 2008, Mr. Cannell informed the Company that he intends to closely evaluate the performance of the Shares and the actions of the Company. Mr. Cannell also informed the Company of his intention to present the Company with several nominees for representation on the Company's board of directors.

          Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Form 10-Q of the Company for the quarterly period ended August 2, 2008, as filed with the Securities and Exchange Commission on September 11, 2008, there were 33,582,834 Shares issued and outstanding as of September 8, 2008. Cannell acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Texada acts as the general partner of Montserrat.

          (a) As of September 24, 2008 (the "Reporting Date"), for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 1,943,123 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   (Purchases)

     Date                Security              Quantity               Price
     ----                --------              --------               -----

   8/27/2008              Shares                100,000               $2.31
   8/28/2008              Shares                130,461               $2.30


                                     (Sales)

                                      None


          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          7.1 Letter dated September 24, 2008 to John D. Buck, Chairman and Chief Executive Officer of ValueVision Media, Inc.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     October 2, 2008


                                     /s/ J. Carlo Cannell
                                     -------------------------------------------
                                     J. Carlo Cannell in  his  capacity  as  the
                                     managing  member  of  Cannell  Capital LLC,
                                     investment  adviser  to Anegada Master Fund
                                     Limited  and  the  general  partner  of and
                                     investment adviser to  Tonga Partners, L.P.
                                     and in his capacity as  the managing member
                                     of Texada Capital, LLC, the general partner
                                     of Montserrat Partners, L.P. Series B


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                         Exhibit

                               CANNELL CAPITAL LLC
                                   PO Box 3459
                             240 East Deloney Avenue
                                Jackson, WY 83001
                                  -------------
                      Tel (307) 733-2284   Fax (443) 606-0067
                               info@cannellcap.com


                                                    September 24, 2008


Mr. John D. Buck
Chief Executive Officer
ValueVision Media Inc.
6740 Shady Oak
Road Eden Prairie, MN 55344


Dear Mr. Buck,

Cannell Capital LLC ("Cannell"), an investment adviser and General Partner to several private investment funds and partnerships, which own shares in ValueVision Media Inc. ("VVTV"), is amending its reporting requirements to reflect a more active stance.

Congratulations on your September 11, 2008 decision to appoint "a special committee of independent directors to review strategic alternatives to maximize shareholder value." Cannell interprets this to mean that the representatives of the shareholders (aka "Directors") have finally elected to monetize the assets on behalf of its owners.

ValueVision's stock price is $2.20 per share. Based upon analysis our from Craig-Hallum it is our opinion the company is worth closer to $6.00 per share, exclusive of the $120 million net operating loss and substantial intangible value in the broad 72 million reach enjoyed by ShopNBC.(1)

                                                    $/Share
                                                    -------

                 Net Working Capital*                $3.73
                 Headquarters                        $1.03
                 Television Station                  $0.95
                 NBC License Agreement               $0.27
                 Total Asset Value                   $5.98

                 *Includes $2.39/share in Cash. Excludes NOL and value of Shop NBC.

We will be watching carefully to make sure the committee's actions are congruent with the interests of shareholders. We are concerned that the hiring of Piper Jaffray & Co. may be a ploy to continue to justify its pattern of wheel spinning and protection of jobs over what is best for the owners of the business. For example, on Monday, September 15, 2008 we were shocked to learn that your agent (Piper Jaffray & Co.) called to "permission" when and to whom we might talk at our Company.


-------------------------
(1) Robert J. Evans, Craig-Hallum Capital Group, 8/25/08

This is characteristic of Stalinist Russia, not America. This does not have a good taint to it. You may try to muzzle other investors, but not Cannell. It bites.

You further have called for representatives to the Board of Directors. We have several candidates in mind. Two will be contacting you shortly to present their credentials directly.

It is amazing to us how much value has been destroyed under your stewardship. That you would have to hire an agent at all to advise you on what should have been done long ago is shameful.


Godspeed!


/s/ J. Carlo Cannell
------------------------
J. Carlo Cannell
Managing Member
Cannell Capital LLC














                                                                               2